03041024

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
DEC 2 2003
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 44130

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CITADEL SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 CHURCH STREET
(No. and Street)

FREEPORT (City) NEW YORK (State) 11520 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHAKESPEARE NEWSOME 516-378-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAQUE & FLANAGAN, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

92-29 QUEENS BLVD., SUITE 1-C (Address) REGO PARK (City) NEW YORK (State) 11374 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shakespeare Newsome, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Citadel Securities Corp., as of December 24, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Elissa J. Archambault
MY COMMISSION EXPIRES February 28, 2004
#CC914060
NOTARY PUBLIC, STATE OF FLORIDA

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITADEL SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

as of September 30, 2003

Haque & Flanagan, CPAs, LLP

92-29 Queens Boulevard, Suite 1C
Rego Park, New York 11374
Tel: 718-896-8900
Fax: 718-896-7490
www.MyAccountant.us

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors of
Citadel Securities Corp.:

We have audited the accompanying statement of financial condition of Citadel Securities Corp. (the "Company"), as of September 30, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Citadel Securities Corp. as of September 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

Haque & Flanagan CPAs LLP

Rego Park, New York
December 23, 2003

CITADEL SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

as of September 30, 2003

ASSETS:

Cash	$95,203
Due from clearing broker	41,879
Securities owned, at market value (Note 3)	1,000
Equipment, net of accumulated depreciation of $8,326 (Note 2)	2,506
Other assets	3,151
Total assets	$143,739

LIABILITIES AND STOCKHOLDER'S EQUITY:

Liabilities:	
Accounts payable and accrued expenses	$8,459
Total liabilities	8,459
Stockholder's equity:	
Common stock, no par value; 200 shares authorized, 199 shares issued and outstanding	199,000
Additional paid-in capital	116,100
Retained earnings (deficit)	(179,820)
Total stockholder's equity	135,280
Total liabilities and stockholder's equity	$143,739

The accompanying notes are an integral part of these financial statements.

1. Organization:

Citadel Securities Corp. (the "Company") was incorporated in New York on April 11, 1991 and is wholly owned by Castle Holding Corp. ("CHC"). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, and has been a member of the National Association of Securities Dealers Inc. (the "NASD") since October 26, 1995, and commenced operations in April 1996. The Company makes markets in OTC Bulletin Board and "Pink Sheets" securities from its office in Freeport, New York. The Company has no retail customers and conducts business exclusively with other broker-dealers pursuant to a NASD restrictive agreement as amended August 22, 1996. The Company clears all trades with a clearing broker on a fully disclosed basis. Accordingly, the Company claims exemption from Securities and Exchange Commission Rule 15c3-3 because it does not carry customer funds nor handle customer securities.

2. Summary of Significant Accounting Policies:

Use of Estimates:
The preparation of the financial statements to conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and related expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased:
Marketable securities owned consist of trading securities value at market. Unrealized gains and losses from mark to market valuations of securities are reflected in income. Securities for which no ready market exits are valued at estimated fair value as determined by the Board of Directors.

Equipment:
Equipment is stated at cost. Equipment is depreciated using the straight-line method over the estimated useful lives of the respective assets.

Income Taxes:
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting For Income Taxes".

Deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income taxable for federal and state income tax reporting purposes. Deferred income taxes, if any, reflect the net effects of temporary differences betweens the carrying

amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

3. Securities Owned at Market Value:

At September 30, 2003, securities owned at market value consisted of the following:

	Securirties Owned
Corporate equities - listed on OTC Bulletin Board and "Pink Sheets"	$1,000
Totals	$1,000

4. Net Capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 times net capital, as defined. At September 30, 2003, the Company had net capital of $128,623 which was $28,623 in excess of its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was .06 to 1.

Pursuant to a restrictive agreement as amended August 22, 1996 with the NASD, the Company had agreed to maintain minimum net capital of at least $120,000. Accordingly, at September 30, 2003, the Company had net capital in excess of the NASD minimum required amount by $8,623. The ratio of aggregate indebtedness to net capital was .06 to 1.

5. Rule 15c3-3:

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii), as all customers transactions are cleared on a fully disclosed basis through another registered broker-dealer, and it does not carry customer funds nor handle customer securities.